Exhibit 99.1

By Electronic Submission	October 9, 2015

U.S. Department of Transportation

Federal Aviation Administration

Docket Management System

1200 New Jersey Avenue, SE

Washington, DC 20590

Re:	PETITION OF GREAT LAKES AVIATION, LTD

FOR AN EXEMPTION FROM 14 C.F.R. § 110.2

(definition of “Commuter Operation”)

Dear Sir or Madam:

Pursuant to 14 C.F.R. Part 11, Great Lakes Aviation, Ltd. (“GLA”) hereby petitions the Administrator of the Federal Aviation Administration (“FAA”) for an exemption to the definition of “Commuter Operation” set forth in 14 C.F.R. § 110.2, for the purpose of authorizing GLA to operate turboprop aircraft with 19 or fewer passenger seats and apply the provisions of FAR Part 135 Sections 135.245, 135.243(a)(1) and 135.265 while maintaining the provisions of FAR Part 121 (Part 121), for all other requirements. As explained below, this exemption will maintain an equivalent level of safety and is in the public interest.

I.	Background.

GLA currently operates scheduled passenger air service to small communities in the United States under its FAR Part 121 aircraft operating certificate. Access for small communities to large hubs in Denver, Los Angeles, Minneapolis/St. Paul and Phoenix is accomplished utilizing Beechcraft 1900D (BE-1900D) aircraft having a maximum certificated seating of 19 passenger seats, and Embraer Brasilia (EMB-120) aircraft having a maximum certificated seating of 30 passenger seats.

GLA has safely served as a vital link in this country’s air transportation system for 34 years. Since commencing operations on October 12, 1981, the company has performed over 2.3 million scheduled service departures, and has transported over 14.9 million passengers.

The new second-in-command (SIC) flight experience requirements for the issuance of an Airline Transport Pilot (ATP) certificate have created a pilot shortage for Part 121 air carriers including GLA. This ATP pilot shortage has had an acute impact on GLA’s ability to provide service, including government subsidized Essential Air Service (EAS), to many small communities. In fact, this has resulted in GLA discontinuing air service in 24 markets and reducing service levels to other communities.

GLA’s Part 121 operations were significantly disrupted upon implementation of the new rules beginning in August of 2013. For the past two years the company has continued to reduce the scope of its operations in direct proportion to its pilot staffing capabilities.

Due to the more stringent pilot flight experience requirements for Part 121 operations and the shortage of qualified pilots, GLA experienced an 82% reduction in Part 121 operations, and a 58% reduction in overall operations between 2012 and 2014. The following table shows the reduction in GLA’s FAR Part 121 departures from 2012 to 2014 including year to date departures through September 30th, 2015:

YEAR	Part 121 Operations	Part 121/135 OpSpec	Total Operations
2012	79,699	0	79,699
2013	70,540	0	70,540
2014	14,697	18,113	32,810
% Diff - 2012 vs. 2014	82% reduction		59% reduction
Sep 2015 YTD	4,472	14,063	18,535

GLA’s BE-1900D operations are now limited to the Part 135 Operations Specification (“OpSpec”, see below) that restricts the aircraft to 9 passenger seats.

In April 2013, in anticipation of the industry-wide pilot shortage and uncertainty regarding the potential alternatives that would be available when the final rule was released, GLA began to pursue relief in order to sustain Essential Air Service in many of its smaller markets. Attached, as Exhibit One, is a letter dated April 8, 2013, to the FAA’s Certificate Management Office in Denver addressing this issue.

In March 2014, the FAA issued to GLA a Part 135 OpSpec authorizing it to operate the BE-1900D aircraft in a 9-passenger seat configuration using First Officers who met the Part 135 pilot hiring minimums of Section 135.245. While this action imposed a seat reduction on GLA’s BE-1900D aircraft, it helped avoid a complete operational shutdown of GLA’s EAS services.

Today, GLA’s pool of qualified Part 121 Captains is being depleted as pilots leave to pursue career-advancing opportunities that exist at carriers operating larger aircraft with substantially more seating and revenue generating capacity. The pilot turnover and resulting vacancies have created a waterfall effect throughout GLA’s pilot group and operation. In order to staff Captain positions, GLA upgrades First Officers utilizing the Part 135 OpSpec for its 9 seat aircraft while operating under Part 121 regulations.

Consequently, GLA’s ability to fly 19-passenger seat configured aircraft under Part 121 has been virtually eliminated. All of the current Part 121 BE-1900D operations are therefore limited to operating with a maximum of 9 passenger seats under the Part 135 OpSpec, imposing a 53% seat penalty on the carrier.

In order to continue providing service to small communities GLA has had to operate the BE- 1900D in a 9-seat configuration, which represents only 47% of the aircraft’s certificated seating capacity. This is not economical and when coupled with the reduced service to small communities driven by the fewer numbers of seats, results in an unacceptable outcome for the communities we serve and GLA.

While utilizing a Part 135 OpSpec for purposes of crew qualification, GLA conducts all of its flight operations under the more stringent Part 121 regulations. All crews are trained according to Part 121 training requirements, aircraft are maintained under Part 121 maintenance requirements, and Part 121 required management personnel oversee the operation.

The requested exemption will allow GLA to provide more seat capacity to small communities, better manage pilot staffing, and permit GLA to operate its BE-1900Ds at the aircraft’s certified seat capacity of 19 seats, without any adverse effect on safety. As discussed below, this will not adversely affect safety, but will maintain an equivalent level of safety. Furthermore, a “Risk Assessment Matrix” analysis would place any safety “Risk” associated with the granting of this exemption in the “Remote” probability of occurrence.

II.	The Requested Exemption.

The term “Commuter Operation” is defined in 14 C.F.R. § 110.2 as:

“Any scheduled operation conducted by any person operating one of the following types of aircraft with a frequency of operations of at least five round trips per week on at least one route between two or more points according to the published flight schedules:

(1) Airplanes, other than turbojet-powered airplanes, having a maximum passenger- seat configuration of 9 seats or less, excluding each crewmember seat, and a maximum payload capacity of 7,500 pounds or less; or

(2) Rotorcraft.”

GLA respectfully requests an exemption from the definition of “Commuter Operation” to allow it to operate the BE-1900D fleet with 19 passenger seats and apply the provisions of FAR Sections 135.245, 135.243(a)(1), and 135.265 while maintaining the provisions of FAR Part 121 (Part 121) for all other requirements.

The flights operated under the requested exemption are currently operated and will continue to be operated in accordance with GLA’s operating requirements and safety standards for GLA’s Part 121 operation, utilizing the Part 135 OpSpec as set forth in Paragraph A008 (see Exhibit 2), which requires the following:

1)	All BE-1900D operations utilizing the Part 135 OpSpec will be dispatched and tracked in accordance with Part 121 Subpart U;

2)	All BE-1900D pilots operating under the Part 135 OpSpec will be trained in accordance with Part 121 Subparts N and O;

3)	All BE-1900D operations utilizing the Part 135 OpSpec will be conducted in accordance with § 121.434 operating experience requirements; and

4)	All BE-1900D operations utilizing the Part 135 OpSpec will utilize the approved Part 121 “exit row-seating program”.

III.	Granting the Exemption Will Provide an Equivalent Level of Safety.

Granting GLA the requested exemption with the proposed conditions and limitations set out in this Petition, will not adversely affect safety, but rather will provide an equivalent level of safety to that provided by the current regulations. In fact, this exemption will be an enhancement to the present Part 135 requirements by allowing for the operation of an aircraft with up to 19 passenger seats in a “Commuter Operation” with First Officers performing to the higher Part 121 standards already required under GLA’s Part 121 Certificate.

The BE-1900D was originally certificated as a Part 23 commuter category aircraft with a 19-passenger seat capacity, and has been operated safely and successfully in that category and configuration for decades. It is the same aircraft, having the same flight characteristics, the same operational and crew procedures, and the same flight manuals, regardless of whether it operates with 9 seats or 19 seats. Therefore we believe there is no significant difference in safety by operating the aircraft as originally configured in a Commuter Operation versus how it is flown today with a 9 seat restriction.

The regulatory limitation to 9 passenger seats allowing the aircraft to be operated under our FAR Part 135 OpSpec has no basis in fact for improving safety. The inescapable conclusion is that there is no safety-related rationale or safety-based reason for continuing to distinguish between 9 seats and 19 seats in the operation of the BE-1900D aircraft. Yet, the requirement to remove 10 seats to comply with the 9-passenger seat commuter operation definition imposes a significant economic penalty on the communities served by GLA.

Safety is and has been the most important aspect of GLA’s operations. GLA has operated under Part 121 utilizing the Part 135 OpSpec since April 2014, safely conducting more than 38,000 flights to date in 9-seat configured aircraft. This record is the result of GLA’s comprehensive and extensive Part 121 pilot training and safety programs, along with continued focus on its historically demanding flight standards.

All flights are operated under the more stringent Part 121 regulations, and are dispatched in accordance with Part 121 Subpart U with the requisite management oversight required by 14 C.F.R. § 119.65. Taken together, GLA’s focus on safety and our commitment to the training of our flight crews, reflect our belief that the BE-1900D aircraft can be operated with 19 seats under our Part 135 OpSpec while maintaining the same level of safety.

As part of the focus on safety GLA has implemented a number of safeguards for both Part 121 and Part 135 operations, including the following:

•	GLA will continue to maintain, operate, and conduct operations in accordance with Part 121 standards, including the training of all its personnel for Part 121 operations utilizing the Part 135 OpSpec.

•	Part 135 OpSpec operations will continue to be dispatched and monitored in accordance with Part 121.

•	GLA provides a unique training program for its pilots that exceeds FAR Part 121 regulatory requirements and is tailored to enhance overall pilot proficiency to ensure passenger and crew safety.

•	All GLA First Officers are trained and evaluated to ATP standards. Pilots who do not meet ATP flight experience minimums are evaluated against ATP standards during initial First Officer training. At the conclusion of initial First Officer training they are not provided an ATP certificate or type rating. Rather, they must still satisfy the experience requirements of the regulations to become an ATP, and are continually evaluated against ATP standards as they progress toward that goal.

•	There are recurrent training events for all GLA pilots at 3 months and 9 months for individuals with low-time or remedial issues. This provides a means of tracking pilot proficiency and guaranteeing that the pilot’s level of proficiency meets ATP standards for the safety of the flying public.

•	In addition, all GLA First Officers undergo a 6 month training event to validate proficiency, even if that pilot is not in a low-time or remedial program.

•	GLA currently operates a Continuous Airworthiness Maintenance Program (CAMP) under Part 121, which has been approved by the FAA and is monitored by the FAA’s System Approach for Safety Oversight System (SAS).

•	GLA regularly meets with the FAA and is on-track for completing the required milestones for Safety Management System (SMS), implementation.

•	GLA participates in the Aviation Safety Action Program (ASAP), for pilots, flight attendants, dispatchers, and maintenance personnel.

•	GLA will continue to maintain its Part 121 operating certificate and ensure that it maintains the required staffing under § 119.65 for Part 121 management personnel.

The continued adherence to these safeguards for operations performed under the requested exemption will ensure that safety will not be adversely affected.

GLA has a long history of safe operations utilizing First Officers with 500 hours of flight experience, who have been hired and trained to Part 121 standards. Given GLA’s established track record on safety and operations, its extensive and comprehensive training program, and the conditions described above, operations pursuant to the requested exemption will not adversely affect safety. Indeed, the requested exemption will provide an equivalent level of safety while permitting GLA to operate aircraft with up to 19 passenger seats as a “Commuter Operation”.

IV.	Granting the Exemption Would Be in the Public Interest.

In order to maintain access to the national transportation system for small, remote communities, GLA was compelled to limit its BE-1900D aircraft to 9 passenger seats, dramatically reducing the level of seat capacity to these markets. The consequences of this have adversely affected the communities served by GLA.

Allowing GLA to operate 19 passenger seat aircraft under the requested exemption will provide benefits to these communities in the following ways:

•	Achieve The Goals of EAS.

•	A BE-1900D operation utilizing 19 seats will allow GLA to reinstate seat capacity to the communities GLA serves. Today, operating 9-passenger seat aircraft and offering two or three round trip flights per day, dramatically reduces potential daily passenger enplanements by the corresponding 40 or 60 seats (at least 12,520 or 18,300 seats per year). Granting the request for exemption will reverse the economic penalty communities experience due to passenger enplanement reductions. The exemption will also support the congressionally mandated goals of the Essential Air Service Program.

•	Ticket Prices/EAS Seat Costs.

•	Several non-EAS communities that are not subsidy-eligible have lost all air service as a result of the 9-passenger seat limitation. This is due to the fact that the amount of revenue from the fewer number of available seats is insufficient to cover the operating expenses of the flight. The only option to recover these costs absent an increase in the number of seats is to increase ticket prices. As a result, communities eventually lose their air service. The requested exemption will reverse this negative trend by allowing GLA to provide added seats and flights, which will benefit the communities and lower EAS seat costs.

•	Enhanced Safety.

•	In a number of EAS markets formerly served by GLA, communities now have to use air service provided by 9-seat aircraft that do not meet the statutory requirement for multi-engine aircraft. Granting this exemption will allow GLA to operate the multi-engine BE-1900D aircraft in a 19 seat configuration thereby enhancing the level of safety for the flying public.

•	Restore Airport Improvement Grants.

•	With the reduction or loss of seat capacity many of these communities have lost the ability to achieve the 10,000 annual passenger enplanements goals. Meeting this target threshold results in airports qualifying for additional Airport Improvement grants. These funds allow airports to carryout necessary safety- related upgrades for terminal space, runways, taxiways, Part 139 requirements, and other improvements. Granting this exemption will allow GLA to add seats that will help the airports achieve the enplanement goals and restore this important source of funding.

For the reasons stated above, GLA believes it is clearly in the public’s interest to restore scheduled operations to small communities with 19 passenger seat aircraft. This exemption, with the associated FAR Part 121 training, evaluation criteria, and operating limitations, will result in service improvements for the communities while providing an equivalent level of safety.

V.	Summary for Federal Register Publication, if needed:

1.	The rule from which exemption is sought:

14 CFR 110.2 “Commuter Operation” definition.

2.	A brief description of the nature of the exemption sought:

This exemption would allow Great Lakes Aviation to operate Beechcraft 1900D aircraft in a 19 seat configuration under a “Commuter Operation” definition and apply the provisions of FAR Part 135 Sections 135.245, 135.243(a)(1) and 135.265 while maintaining the provisions of FAR Part 121 for all other requirements.

VI.	Point of Contact for Petition:

Scott R. Lewis / Director of Safety Great Lakes Aviation, Ltd. 1022 Airport Parkway Cheyenne, WY 82001 Office - 307-432-7115 slewis@flygreatlakes.com	Joe Linnebur / Director of Operations Great Lakes Aviation, Ltd. 1022 Airport Parkway Cheyenne, WY 82001 Office – 307-432-7210 jlinnebur@flygreatlakes.com

VII.	Conclusion.

For the reasons set forth above, GLA requests that the FAA grant the exemption requested in this Petition.

Respectfully,

/s/ Scott R. Lewis	/s/ Joe Linnebur
Scott R. Lewis	Joe Linnebur
Director of Safety	Director of Operations
Great Lakes Aviation Ltd.	Great Lakes Aviation Ltd.